AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT FINANCIAL STATEMENTS

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American National Insurance Company and
Contract Owners of American National Variable Annuity Separate Account

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of net assets for each of the subaccounts of American National Variable Annuity Separate Account (the "Account") listed in Appendix A, as of December 31, 2022, the related statements of operations, the statements of changes in net assets, the financial highlights for each of the periods presented in Appendix A and the related notes. In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts comprising the Account as of December 31, 2022, and the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented in Appendix A, in conformity with accounting principles generally accepted in the United States of America. The financial highlights for each of the two years or periods ended December 31, 2019 were audited by other auditors whose report, dated April 20, 2020, expressed an unqualified opinion on those financial highlights.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on the Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2022, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
April 25, 2023

We have served as the auditor of American National Variable Annuity Separate Account since 2020.

Appendix A

Subaccount	Statements of Net Assets as of	Statements of Operations for the	Statements Of Changes in Net Assets for the	Financial Highlights for the
Alger Balanced Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Capital Appreciation Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Growth & Income Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Large Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Mid Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Alger Small Cap Growth Portfolio - Class I-2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Fund for U.S. Government Securities II	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes High Income Bond Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Kaufmann Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Managed Volatility Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Federated Hermes Quality Bond Fund II - Primary Shares	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Asset Manager Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Asset Manager Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Balanced Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Contrafund Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Contrafund Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Equity-Income Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Equity-Income Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Government Money Market Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Government Money Market Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth and Income - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth and Income - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth Opportunities Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP High Income - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Index 500 Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Index 500 Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Mid Cap Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Mid Cap Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Overseas Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Value Portfolio - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Fidelity VIP Value Strategies - Service Class 2	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Discovery Mid Cap Growth Fund	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Two Years Ended December 31, 2022 and

Subaccount	Statements of Net Assets as of	Statements of Operations for the	Statements Of Changes in Net Assets for the	Financial Highlights for the
				Period from April 30, 2020* to December 31, 2020
Invesco V.I. Diversified Dividend Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Equity and Income Fund	December 31, 2022	Year Ended December 31, 2022	Year Ended December 31, 2022 and Period from April 30, 2021* to December 31, 2021	Year ended December 31, 2022 and Period from April 30, 2021* to December 31, 2021
Invesco V.I. Health Care Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Global Real Estate Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Managed Volatility Fund - Series I	-	-	Period from January 1, 2021 to April 30, 2021#	Period from January 1, 2021 to April 30, 2021# and Year Ended December 31, 2020
Invesco V.I. Small Cap Equity Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Invesco V.I. Technology Fund - Series I	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Lazard Retirement Emerging Markets Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
Lazard Retirement Small-Mid Cap Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Core Equity Portfolio - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Growth Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Investors Trust Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
MFS Research Series - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Equity Income Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price International Stock Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Limited-Term Bond Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
T. Rowe Price Mid-Cap Growth Portfolio	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
VanEck VIP Emerging Markets Fund - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022
VanEck VIP Global Resources Fund - Initial Class	December 31, 2022	Year Ended December 31, 2022	Two Years Ended December 31, 2022	Three Years Ended December 31, 2022

* Date represents commencement of operations.
# Date represents liquidation of operations.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Alger Balanced Portfolio - Class I-2		Alger Capital Appreciation Portfolio - Class I-2		Alger Growth & Income Portfolio - Class I-2		Alger Large Cap Growth Portfolio - Class I-2		Alger Mid Cap Growth Portfolio - Class I-2
ASSETS									
Investments, at fair value	$	388	$	776	$	394	$	677	$	642
Total assets	$	388	$	776	$	394	$	677	$	642
NET ASSETS									
Accumulation units	$	388	$	776	$	394	$	677	$	642
Total net assets	$	388	$	776	$	394	$	677	$	642
Units Outstanding		170,159		234,234		147,879		304,732		243,290
FUND SHARE INFORMATION									
Number of shares		23,647		14,200		17,065		14,392		46,911
Cost of investment	$	352	$	1,184	$	346	$	920	$	1,032
UNIT VALUE									
Lowest	$	1.88	$	2.76	$	2.12	$	2.11	$	2.29
Highest	$	2.91	$	5.83	$	3.54	$	4.29	$	4.76

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Alger Balanced Portfolio - Class I-2		Alger Capital Appreciation Portfolio - Class I-2		Alger Growth & Income Portfolio - Class I-2		Alger Large Cap Growth Portfolio - Class I-2		Alger Mid Cap Growth Portfolio - Class I-2
NET INVESTMENT INCOME/(LOSS)									
Dividends	$	5	$	—	$	6	$	—	$	—
Mortality and expense charge		(4)		(8)		(4)		(9)		(8)
Net investment income/(loss)	$	1	$	(8)	$	2	$	(9)	$	(8)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS									
Net realized gains/(losses)	$	31	$	11	$	68	$	51	$	(22)
Change in unrealized gains/(losses)		(88)		(583)		(150)		(484)		(385)
Net realized and change in unrealized gains/(losses) on investments		(57)		(572)		(82)		(433)		(407)
Increase/(decrease) in net assets from operations	$	(56)	$	(580)	$	(80)	$	(442)	$	(415)

See accompanying notes to the financial statements.

3

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
ASSETS					
Investments, at fair value	$ 419	$ 302	$ 936	$ 264	$ 302
Total assets	**$ 419**	**$ 302**	**$ 936**	**$ 264**	**$ 302**
NET ASSETS					
Accumulation units	$ 419	$ 302	$ 936	$ 264	$ 302
Total net assets	**$ 419**	**$ 302**	**$ 936**	**$ 264**	**$ 302**
Units Outstanding	175,895	215,832	346,797	72,864	145,667
FUND SHARE INFORMATION					
Number of shares	29,542	32,843	175,219	17,472	35,659
Cost of investment	$ 708	$ 356	$ 1,093	$ 324	$ 366
UNIT VALUE					
Lowest	$ 2.02	$ 1.10	$ 2.28	$ 3.19	$ 1.75
Highest	$ 4.31	$ 1.78	$ 3.44	$ 5.70	$ 2.61

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 6	$ 53	$ —	$ 7
Mortality and expense charge	(4)	(2)	(9)	(3)	(2)
Net investment income/(loss)	**$ (4)**	**$ 4**	**$ 44**	**$ (3)**	**$ 5**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 62	$ (2)	$ (11)	$ 17	$ 76
Change in unrealized gains/(losses)	(326)	(48)	(169)	(162)	(139)
Net realized and change in unrealized gains/(losses) on investments	(264)	(50)	(180)	(145)	(63)
Increase/(decrease) in net assets from operations	**$ (268)**	**$ (46)**	**$ (136)**	**$ (148)**	**$ (58)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 92	$ 330	$ 141	$ —	$ 15
Total assets	$ 92	$ 330	$ 141	$ —	$ 15
NET ASSETS					
Accumulation units	$ 92	$ 330	$ 141	$ —	$ 15
Total net assets	$ 92	$ 330	$ 141	$ —	$ 15
Units Outstanding	63,077	118,078	51,000	31	5,406
FUND SHARE INFORMATION					
Number of shares	9,422	17,617	9,850	5	782
Cost of investment	$ 104	$ 297	$ 147	$ —	$ 14
UNIT VALUE					
Lowest	$ 1.32	$ 2.33	$ 2.38	$ 2.18	$ 2.66
Highest	$ 1.87	$ 4.39	$ 4.40	$ 2.73	$ 3.47

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 3	$ 6	$ 3	$ —	$ —
Mortality and expense charge	(1)	(5)	(2)	—	—
Net investment income/(loss)	$ 2	$ 1	$ 1	$ —	$ —
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (1)	$ 34	$ 12	$ —	$ 1
Change in unrealized gains/(losses)	(13)	(111)	(43)	—	(5)
Net realized and change in unrealized gains/(losses) on investments	(14)	(77)	(31)	—	(4)
Increase/(decrease) in net assets from operations	$ (12)	$ (76)	$ (30)	$ —	$ (4)

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity- Income Portfolio - Initial Class	Fidelity VIP Equity- Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 2,126	$ 2,628	$ 469	$ 240	$ 536
Total assets	**$ 2,126**	**$ 2,628**	**$ 469**	**$ 240**	**$ 536**
NET ASSETS					
Accumulation units	$ 2,126	$ 2,628	$ 469	$ 240	$ 536
Total net assets	**$ 2,126**	**$ 2,628**	**$ 469**	**$ 240**	**$ 536**
Units Outstanding	304,974	654,758	69,588	80,958	418,224
FUND SHARE INFORMATION					
Number of shares	56,122	71,909	19,911	10,573	535,998
Cost of investment	$ 2,023	$ 2,602	$ 452	$ 243	$ 536
UNIT VALUE					
Lowest	$ 5.46	$ 3.41	$ 6.01	$ 2.35	$ 1.27
Highest	$ 13.47	$ 6.24	$ 7.32	$ 3.51	$ 1.28

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity- Income Portfolio - Initial Class	Fidelity VIP Equity- Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 12	$ 8	$ 9	$ 4	$ 8
Mortality and expense charge	(32)	(29)	(7)	(2)	(8)
Net investment income/(loss)	**$ (20)**	**$ (21)**	**$ 2**	**$ 2**	**$ —**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 168	$ 199	$ 29	$ 64	$ —
Change in unrealized gains/(losses)	(994)	(1,204)	(66)	(83)	—
Net realized and change in unrealized gains/(losses) on investments	(826)	(1,005)	(37)	(19)	—
Increase/(decrease) in net assets from operations	**$ (846)**	**$ (1,026)**	**$ (35)**	**$ (17)**	**$ —**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Government Money Market Portfolio - Service Class 2		Fidelity VIP Growth - Initial Class		Fidelity VIP Growth and Income - Initial Class		Fidelity VIP Growth and Income - Service Class 2		Fidelity VIP Growth Opportunities Portfolio - Initial Class	
ASSETS										
Investments, at fair value	$	2,315	$	884	$	86	$	421	$	539
Total assets	**$**	**2,315**	**$**	**884**	**$**	**86**	**$**	**421**	**$**	**539**
NET ASSETS										
Accumulation units	$	2,315	$	884	$	86	$	421	$	539
Total net assets	**$**	**2,315**	**$**	**884**	**$**	**86**	**$**	**421**	**$**	**539**
Units Outstanding		2,457,437		91,381		29,165		119,740		125,679
FUND SHARE INFORMATION										
Number of shares		2,314,760		12,356		3,597		18,103		13,125
Cost of investment	$	2,317	$	921	$	65	$	370	$	554
UNIT VALUE										
Lowest	$	0.86	$	9.28	$	2.62	$	3.00	$	4.18
Highest	$	1.01	$	12.99	$	3.28	$	4.32	$	7.08

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Government Money Market Portfolio - Service Class 2		Fidelity VIP Growth - Initial Class		Fidelity VIP Growth and Income - Initial Class		Fidelity VIP Growth and Income - Service Class 2		Fidelity VIP Growth Opportunities Portfolio - Initial Class	
NET INVESTMENT INCOME/(LOSS)										
Dividends	$	29	$	6	$	1	$	6	$	—
Mortality and expense charge		(19)		(14)		(1)		(4)		(8)
Net investment income/(loss)	**$**	**10**	**$**	**(8)**	**$**	**—**	**$**	**2**	**$**	**(8)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS										
Net realized gains/(losses)	$	—	$	136	$	13	$	21	$	180
Change in unrealized gains/(losses)		—		(450)		(21)		(53)		(518)
Net realized and change in unrealized gains/(losses) on investments		—		(314)		(8)		(32)		(338)
Increase/(decrease) in net assets from operations	**$**	**10**	**$**	**(322)**	**$**	**(8)**	**$**	**(30)**	**$**	**(346)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 709	$ 48	$ 2,611	$ 2,015	$ 5
Total assets	**$ 709**	**$ 48**	**$ 2,611**	**$ 2,015**	**$ 5**
NET ASSETS					
Accumulation units	$ 709	$ 48	$ 2,611	$ 2,015	$ 5
Total net assets	**$ 709**	**$ 48**	**$ 2,611**	**$ 2,015**	**$ 5**
Units Outstanding	203,267	18,598	397,771	647,818	2,170
FUND SHARE INFORMATION					
Number of shares	17,766	10,816	6,966	5,449	502
Cost of investment	$ 853	$ 58	$ 1,427	$ 1,551	$ 6
UNIT VALUE					
Lowest	$ 3.24	$ 2.47	$ 4.12	$ 2.50	$ 2.40
Highest	$ 6.62	$ 2.93	$ 11.58	$ 4.26	$ 2.89

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 3	$ 42	$ 26	$ —
Mortality and expense charge	(9)	(1)	(39)	(18)	—
Net investment income/(loss)	**$ (9)**	**$ 2**	**$ 3**	**$ 8**	**$ —**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 183	$ (1)	$ 245	$ 59	$ —
Change in unrealized gains/(losses)	(645)	(8)	(930)	(544)	(1)
Net realized and change in unrealized gains/(losses) on investments	(462)	(9)	(685)	(485)	(1)
Increase/(decrease) in net assets from operations	**$ (471)**	**$ (7)**	**$ (682)**	**$ (477)**	**$ (1)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2		Fidelity VIP Mid Cap Portfolio - Initial Class		Fidelity VIP Mid Cap Portfolio - Service Class 2		Fidelity VIP Overseas Portfolio - Initial Class		Fidelity VIP Value Portfolio - Service Class 2	
ASSETS										
Investments, at fair value	$	996	$	577	$	2,064	$	111	$	380
Total assets	**$**	**996**	**$**	**577**	**$**	**2,064**	**$**	**111**	**$**	**380**
NET ASSETS										
Accumulation units	$	996	$	577	$	2,064	$	111	$	380
Total net assets	**$**	**996**	**$**	**577**	**$**	**2,064**	**$**	**111**	**$**	**380**
Units Outstanding		642,696		72,606		372,236		39,922		124,506
FUND SHARE INFORMATION										
Number of shares		95,146		17,633		66,168		5,133		23,163
Cost of investment	$	1,251	$	606	$	2,181	$	117	$	331
UNIT VALUE										
Lowest	$	1.29	$	7.19	$	4.48	$	2.39	$	2.53
Highest	$	1.82	$	9.52	$	7.50	$	3.74	$	3.88

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2		Fidelity VIP Mid Cap Portfolio - Initial Class		Fidelity VIP Mid Cap Portfolio - Service Class 2		Fidelity VIP Overseas Portfolio - Initial Class		Fidelity VIP Value Portfolio - Service Class 2	
NET INVESTMENT INCOME/(LOSS)										
Dividends	$	22	$	3	$	6	$	1	$	5
Mortality and expense charge		(5)		(9)		(23)		(2)		(5)
Net investment income/(loss)	**$**	**17**	**$**	**(6)**	**$**	**(17)**	**$**	**(1)**	**$**	**—**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS										
Net realized gains/(losses)	$	53	$	46	$	157	$	3	$	28
Change in unrealized gains/(losses)		(225)		(160)		(608)		(45)		(51)
Net realized and change in unrealized gains/(losses) on investments		(172)		(114)		(451)		(42)		(23)
Increase/(decrease) in net assets from operations	**$**	**(155)**	**$**	**(120)**	**$**	**(468)**	**$**	**(43)**	**$**	**(23)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I
ASSETS					
Investments, at fair value	$ 267	$ 12	$ 78	$ 170	$ 95
Total assets	**$ 267**	**$ 12**	**$ 78**	**$ 170**	**$ 95**
NET ASSETS					
Accumulation units	$ 267	$ 12	$ 78	$ 170	$ 95
Total net assets	**$ 267**	**$ 12**	**$ 78**	**$ 170**	**$ 95**
Units Outstanding	75,386	525	1,179	83,435	25,968
FUND SHARE INFORMATION					
Number of shares	18,330	223	3,132	10,551	3,792
Cost of investment	$ 240	$ 16	$ 79	$ 205	$ 106
UNIT VALUE					
Lowest	$ 2.79	$ 21.77	$ 55.63	$ 1.69	$ 2.75
Highest	$ 4.37	$ 36.41	$ 73.50	$ 2.59	$ 4.55

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 2	$ —	$ 1	$ 3	$ —
Mortality and expense charge	(3)	—	(1)	(2)	(1)
Net investment income/(loss)	**$ (1)**	**$ —**	**$ —**	**$ 1**	**$ (1)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 13	$ (10)	$ 10	$ 22	$ 20
Change in unrealized gains/(losses)	(38)	(37)	(13)	(40)	(42)
Net realized and change in unrealized gains/(losses) on investments	(25)	(47)	(3)	(18)	(22)
Increase/(decrease) in net assets from operations	**$ (26)**	**$ (47)**	**$ (3)**	**$ (17)**	**$ (23)**

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

**This fund was opened on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
ASSETS					
Investments, at fair value	$ 223	$ 136	$ 154	$ 74	$ 164
Total assets	**$ 223**	**$ 136**	**$ 154**	**$ 74**	**$ 164**
NET ASSETS					
Accumulation units	$ 223	$ 136	$ 154	$ 74	$ 164
Total net assets	**$ 223**	**$ 136**	**$ 154**	**$ 74**	**$ 164**
Units Outstanding	69,333	54,134	88,899	23,137	36,822
FUND SHARE INFORMATION					
Number of shares	17,126	9,053	12,258	4,132	13,380
Cost of investment	$ 273	$ 161	$ 253	$ 83	$ 220
UNIT VALUE					
Lowest	$ 2.72	$ 2.26	$ 1.56	$ 2.85	$ 4.08
Highest	$ 5.11	$ 3.71	$ 3.22	$ 4.06	$ 5.41

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 7	$ —	$ —	$ 3	$ —
Mortality and expense charge	(3)	(2)	(2)	(1)	(2)
Net investment income/(loss)	**$ 4**	**$ (2)**	**$ (2)**	**$ 2**	**$ (2)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (7)	$ 37	$ 98	$ 6	$ 49
Change in unrealized gains/(losses)	(96)	(79)	(232)	(22)	(81)
Net realized and change in unrealized gains/(losses) on investments	(103)	(42)	(134)	(16)	(32)
Increase/(decrease) in net assets from operations	**$ (99)**	**$ (44)**	**$ (136)**	**$ (14)**	**$ (34)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
ASSETS					
Investments, at fair value	$ 265	$ 924	$ 179	$ 98	$ 1,549
Total assets	**$ 265**	**$ 924**	**$ 179**	**$ 98**	**$ 1,549**
NET ASSETS					
Accumulation units	$ 265	$ 924	$ 179	$ 98	$ 1,549
Total net assets	**$ 265**	**$ 924**	**$ 179**	**$ 98**	**$ 1,549**
Units Outstanding	5,668	270,347	54,515	28,702	407,686
FUND SHARE INFORMATION					
Number of shares	11,154	19,236	5,535	3,534	57,331
Cost of investment	$ 266	$ 1,005	$ 161	$ 101	$ 1,535
UNIT VALUE					
Lowest	$ 43.46	$ 2.25	$ 2.79	$ 2.46	$ 2.96
Highest	$ 60.54	$ 7.54	$ 4.29	$ 4.43	$ 4.63

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 1	$ —	$ 1	$ 1	$ 31
Mortality and expense charge	(3)	(13)	(2)	(1)	(18)
Net investment income/(loss)	**$ (2)**	**$ (13)**	**$ (1)**	**$ —**	**$ 13**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 36	$ 245	$ 36	$ 18	$ 103
Change in unrealized gains/(losses)	(95)	(772)	(77)	(42)	(201)
Net realized and change in unrealized gains/(losses) on investments	(59)	(527)	(41)	(24)	(98)
Increase/(decrease) in net assets from operations	**$ (61)**	**$ (540)**	**$ (42)**	**$ (24)**	**$ (85)**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2022

(Amounts in thousands except for unit and share information)

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
ASSETS					
Investments, at fair value	$ 917	$ 416	$ 1,218	$ 127	$ 25
Total assets	**$ 917**	**$ 416**	**$ 1,218**	**$ 127**	**$ 25**
NET ASSETS					
Accumulation units	$ 917	$ 416	$ 1,218	$ 127	$ 25
Total net assets	**$ 917**	**$ 416**	**$ 1,218**	**$ 127**	**$ 25**
Units outstanding	584,095	285,908	156,718	44,047	8,365
FUND SHARE INFORMATION					
Number of shares	70,299	90,656	47,112	14,617	881
Cost of investment	$ 1,050	$ 443	$ 1,336	$ 173	$ 19
UNIT VALUE					
Lowest	$ 1.13	$ 1.25	$ 4.94	$ 2.49	$ 2.55
Highest	$ 2.37	$ 1.71	$ 11.16	$ 3.89	$ 3.54

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2022

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 7	$ 8	$ —	$ —	$ —
Mortality and expense charge	(8)	(4)	(17)	(2)	—
Net investment income/(loss)	**$ (1)**	**$ 4**	**$ (17)**	**$ (2)**	**$ —**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (2)	$ (1)	$ 40	$ 32	$ —
Change in unrealized gains/(losses)	(197)	(28)	(417)	(77)	2
Net realized and change in unrealized gains/(losses) on investments	(199)	(29)	(377)	(45)	2
Increase/(decrease) in net assets from operations	**$ (200)**	**$ (25)**	**$ (394)**	**$ (47)**	**$ 2**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 1	$ (8)	$ 2	$ (9)	$ (8)
Net realized gains/(losses)	31	11	68	51	(22)
Change in unrealized gains/(losses)	(88)	(583)	(150)	(484)	(385)
Increase/(decrease) in net assets from operations	$ (56)	$ (580)	$ (80)	$ (442)	$ (415)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 29	$ 32	$ 13	$ 37	$ 20
Policy terminations/withdrawals and charges	(88)	(335)	(70)	(48)	(123)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (59)	$ (303)	$ (57)	$ (11)	$ (103)
INCREASE/(DECREASE) IN NET ASSETS	$ (115)	$ (883)	$ (137)	$ (453)	$ (518)
NET ASSETS AT BEGINNING OF PERIOD	503	1,659	531	1,130	1,160
NET ASSETS AT END OF PERIOD	$ 388	$ 776	$ 394	$ 677	$ 642

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2		Federated Hermes Fund for U.S. Government Securities II		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(4)	$	4	$	44	$	(3)	$	5
Net realized gains/(losses)		62		(2)		(11)		17		76
Change in unrealized gains/(losses)		(326)		(48)		(169)		(162)		(139)
Increase/(decrease) in net assets from operations	$	(268)	$	(46)	$	(136)	$	(148)	$	(58)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	79	$	35	$	45	$	27	$	17
Policy terminations/withdrawals and charges		(64)		(25)		(75)		(104)		(72)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	15	$	10	$	(30)	$	(77)	$	(55)
INCREASE/(DECREASE) IN NET ASSETS	$	(253)	$	(36)	$	(166)	$	(225)	$	(113)
NET ASSETS AT BEGINNING OF PERIOD		672		338		1,102		489		415
NET ASSETS AT END OF PERIOD	$	419	$	302	$	936	$	264	$	302

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 2	$ 1	$ 1	$ —	$ —
Net realized gains/(losses)	(1)	34	12	—	1
Change in unrealized gains/(losses)	(13)	(111)	(43)	—	(5)
Increase/(decrease) in net assets from operations	$ (12)	$ (76)	$ (30)	$ —	$ (4)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 3	$ —	$ —	$ —	$ —
Policy terminations/withdrawals and charges	(50)	(24)	(39)	—	(1)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (47)	$ (24)	$ (39)	$ —	$ (1)
INCREASE/(DECREASE) IN NET ASSETS	$ (59)	$ (100)	$ (69)	$ —	$ (5)
NET ASSETS AT BEGINNING OF PERIOD	151	430	210	—	20
NET ASSETS AT END OF PERIOD	$ 92	$ 330	$ 141	$ —	$ 15

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (20)	$ (21)	$ 2	$ 2	$ —
Net realized gains/(losses)	168	199	29	64	—
Change in unrealized gains/(losses)	(994)	(1,204)	(66)	(83)	—
Increase/(decrease) in net assets from operations	$ (846)	$ (1,026)	$ (35)	$ (17)	$ —
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 12	$ 63	$ 1	$ 33	$ 3
Policy terminations/withdrawals and charges	(191)	(231)	(80)	(284)	(64)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (179)	$ (168)	$ (79)	$ (251)	$ (61)
INCREASE/(DECREASE) IN NET ASSETS	$ (1,025)	$ (1,194)	$ (114)	$ (268)	$ (61)
NET ASSETS AT BEGINNING OF PERIOD	3,151	3,822	583	508	597
NET ASSETS AT END OF PERIOD	$ 2,126	$ 2,628	$ 469	$ 240	$ 536

See accompanying notes to the financial statements.

17

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Government Money Market Portfolio - Service Class 2	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 10	$ (8)	$ —	$ 2	$ (8)
Net realized gains/(losses)	—	136	13	21	180
Change in unrealized gains/(losses)	—	(450)	(21)	(53)	(518)
Increase/(decrease) in net assets from operations	$ 10	$ (322)	$ (8)	$ (30)	$ (346)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	440	$ 5	$ —	$ 43	$ 17
Policy terminations/withdrawals and charges	(726)	(134)	(22)	(50)	(58)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (286)	$ (129)	$ (22)	$ (7)	$ (41)
INCREASE/(DECREASE) IN NET ASSETS	$ (276)	$ (451)	$ (30)	$ (37)	$ (387)
NET ASSETS AT BEGINNING OF PERIOD	2,591	1,335	116	458	926
NET ASSETS AT END OF PERIOD	$ 2,315	$ 884	$ 86	$ 421	$ 539

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (9)	$ 2	$ 3	$ 8	$ —
Net realized gains/(losses)	183	(1)	245	59	—
Change in unrealized gains/(losses)	(645)	(8)	(930)	(544)	(1)
Increase/(decrease) in net assets from operations	$ (471)	$ (7)	$ (682)	$ (477)	$ (1)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 35	$ 2	$ 8	$ 81	$ —
Policy terminations/withdrawals and charges	(69)	(2)	(298)	(88)	(1)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (34)	$ —	$ (290)	$ (7)	$ (1)
INCREASE/(DECREASE) IN NET ASSETS	$ (505)	$ (7)	$ (972)	$ (484)	$ (2)
NET ASSETS AT BEGINNING OF PERIOD	1,214	55	3,583	2,499	7
NET ASSETS AT END OF PERIOD	$ 709	$ 48	$ 2,611	$ 2,015	$ 5

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2		Fidelity VIP Mid Cap Portfolio - Initial Class		Fidelity VIP Mid Cap Portfolio - Service Class 2		Fidelity VIP Overseas Portfolio - Initial Class		Fidelity VIP Value Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	17	$	(6)	$	(17)		$	$ —
Net realized gains/(losses)		53		46		157			28
Change in unrealized gains/(losses)		(225)		(160)		(608)		(	(51)
Increase/(decrease) in net assets from operations	$	(155)	$	(120)	$	(468)		$	$ (23)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	62	$	3	$	35		$	$ 3
Policy terminations/withdrawals and charges		(49)		(55)		(569)		(	(92)
Contract maintenance fees		—		—		—			—
Increase/(decrease) in net assets from contract transactions	$	13	$	(52)	$	(534)		$	$ (89)
INCREASE/(DECREASE) IN NET ASSETS	$	(142)	$	(172)	$	(1,002)		$	$ (112)
NET ASSETS AT BEGINNING OF PERIOD		1,138		749		3,066		1	492
NET ASSETS AT END OF PERIOD	$	996	$	577	$	2,064		$	$ 380

See accompanying notes to the financial statements.

20

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Fidelity VIP Value Strategies - Service Class 2		Invesco V.I. Discovery Mid Cap Growth Fund*		Invesco V.I. Diversified Dividend Fund - Series I		Invesco V.I. Equity and Income Fund**		Invesco V.I. Health Care Fund - Series I	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(1)	$	—	$	—	$	1	$	(1)
Net realized gains/(losses)		13		(10)		10		22		20
Change in unrealized gains/(losses)		(38)		(37)		(13)		(40)		(42)
Increase/(decrease) in net assets from operations	$	(26)	$	(47)	$	(3)	$	(17)	$	(23)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	12	$	1	$	5	$	8	$	6
Policy terminations/withdrawals and charges		(15)		(110)		(6)		(22)		(60)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(3)	$	(109)	$	(1)	$	(14)	$	(54)
INCREASE/(DECREASE) IN NET ASSETS	$	(29)	$	(156)	$	(4)	$	(31)	$	(77)
NET ASSETS AT BEGINNING OF PERIOD		296		168		82		201		172
NET ASSETS AT END OF PERIOD	$	267	$	12	$	78	$	170	$	95

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

**This fund was opened on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 4	$ (2)	$ (2)	$ 2	$ (2)
Net realized gains/(losses)	(7)	37	98	6	49
Change in unrealized gains/(losses)	(96)	(79)	(232)	(22)	(81)
Increase/(decrease) in net assets from operations	$ (99)	$ (44)	$ (136)	$ (14)	$ (34)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	9	4	10	$ —	$ —
Policy terminations/withdrawals and charges	(149)	(49)	(120)	(24)	(4)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (140)	$ (45)	$ (110)	$ (24)	$ (4)
INCREASE/(DECREASE) IN NET ASSETS	$ (239)	$ (89)	$ (246)	$ (38)	$ (38)
NET ASSETS AT BEGINNING OF PERIOD	462	225	400	112	202
NET ASSETS AT END OF PERIOD	$ 223	$ 136	$ 154	$ 112	$ 164

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	MFS Core Equity Portfolio - Initial Class		MFS Growth Series - Initial Class		MFS Investors Trust Series - Initial Class		MFS Research Series - Initial Class		T. Rowe Price Equity Income Portfolio
INCREASE/(DECREASE) IN NET ASSETS									
Net investment income/(loss)	$	(2)	$	(13)	$	(1)	$	—	$	13
Net realized gains/(losses)		36		245		36		18		103
Change in unrealized gains/(losses)		(95)		(772)		(77)		(42)		(201)
Increase/(decrease) in net assets from operations	$	(61)	$	(540)	$	(42)	$	(24)	$	(85)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS									
Payments received from contract owners	$	5	$	34	$	4	$	3		32
Policy terminations/withdrawals and charges		(25)		(322)		(40)		(28)		(334)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(20)	$	(288)	$	(36)	$	(25)	$	(302)
INCREASE/(DECREASE) IN NET ASSETS	$	(81)	$	(828)	$	(78)	$	(49)	$	(387)
NET ASSETS AT BEGINNING OF PERIOD		346		1,752		257		147		1,936
NET ASSETS AT END OF PERIOD	$	265	$	924	$	179	$	98	$	1,549

See accompanying notes to the financial statements.

23

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2022

(Amounts in thousands)

	T. Rowe Price International Stock Portfolio		T. Rowe Price Limited-Term Bond Portfolio		T. Rowe Price Mid-Cap Growth Portfolio		VanEck VIP Emerging Markets Fund - Initial Class		VanEck VIP Global Resources Fund - Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(1)	$	4	$	(17)	$	(2)	$	—
Net realized gains/(losses)		(2)		(1)		40		32		—
Change in unrealized gains/(losses)		(197)		(28)		(417)		(77)		2
Increase/(decrease) in net assets from operations	$	(200)	$	(25)	$	(394)	$	(47)	$	2
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	41	$	24	$	5	$	—	$	—
Policy terminations/withdrawals and charges		(266)		(40)		(55)		(18)		(10.00)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(225)	$	(16)	$	(50)	$	(18)	$	(10)
INCREASE/(DECREASE) IN NET ASSETS	$	(425)	$	(41)	$	(444)	$	(65)	$	(8)
NET ASSETS AT BEGINNING OF PERIOD		1,342		457		1,662		192		33
NET ASSETS AT END OF PERIOD	$	917	$	416	$	1,218	$	127	$	25

See accompanying notes to the financial statements.

24

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Alger Balanced Portfolio Class I-2	Alger Capital Appreciation Portfolio Class I-2	Alger Growth & Income Portfolio Class I-2	Alger Large Cap Growth Portfolio Class I-2	Alger Mid Cap Growth Portfolio Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (1)	$ (12)	$ 2	$ (13)	$ (13)
Net realized gains/(losses)	29	421	53	287	500
Change in unrealized gains/(losses)	56	(146)	74	(166)	(445)
Increase/(decrease) in net assets from operations	$ 84	$ 263	$ 129	$ 108	$ 42
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 14	$ 66	$ 17	$ 25	$ 25
Policy terminations/withdrawals and charges	(54)	(208)	(21)	(55)	(146)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (40)	$ (142)	$ (4)	$ (30)	$ (121)
INCREASE/(DECREASE) IN NET ASSETS	$ 44	$ 121	$ 125	$ 78	$ (79)
NET ASSETS AT BEGINNING OF PERIOD	459	1,538	406	1,052	1,239
NET ASSETS AT END OF PERIOD	$ 503	$ 1,659 1	$ 531	$ 1,130	$ 1,160

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Alger Small Cap Growth Portfolio Class I-2		Federated Hermes Fund for U.S Government Securities II		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(6)	$	9	$	42	$	(4)	$	3
Net realized gains/(losses)		232		2		(9)		42		13
Change in unrealized gains/(losses)		(274)		(21)		8		(32)		43
Increase/(decrease) in net assets from operations	$	(48)	$	(10)	$	41	$	6	$	59
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	45	$	83	$	66	$	33	$	129
Policy terminations/withdrawals and charges		(23)		(201)		(218)		(33)		(60)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	22	$	(118)	$	(152)	$	—	$	69
INCREASE/(DECREASE) IN NET ASSETS	$	(26)	$	(128)	$	(111)	$	6	$	128
NET ASSETS AT BEGINNING OF PERIOD		698		466		1,213		483		287
NET ASSETS AT END OF PERIOD	$	672	$	338	$	1,102	$	489	$	415

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio Initial Class	Fidelity VIP Asset Manager Portfolio Initial Class	Fidelity VIP Asset Manager Portfolio Service Class 2	Fidelity VIP Balanced Portfolio Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 3	$ —	$ (1)	$ —	$ —
Net realized gains/(losses)	6	34	37	—	2
Change in unrealized gains/(losses)	(15)	16	(7)	—	1
Increase/(decrease) in net assets from operations	$ (6)	$ 50	$ 29	$ —	$ 3
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 7	$ 3	$ 1	$ —	$ —
Policy terminations/withdrawals and charges	(100)	(46)	(143)	—	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (93)	$ (43)	$ (142)	$ —	$ —
INCREASE/(DECREASE) IN NET ASSETS	$ (99)	$ 7	$ (113)	$ —	$ 3
NET ASSETS AT BEGINNING OF PERIOD	250	423	323	—	17
NET ASSETS AT END OF PERIOD	$ 151	$ 430	$ 210	$ —	$ 20

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio Initial Class	Fidelity VIP Contrafund Portfolio Service Class 2	Fidelity VIP Equity-Income Portfolio Initial Class	Fidelity VIP Equity-Income Portfolio Service Class 2	Fidelity VIP Government Money Market Portfolio Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (41)	$ (34)	$ 3	$ 3	$ (8)
Net realized gains/(losses)	971	677	103	70	—
Change in unrealized gains/(losses)	(170)	190	22	32	—
Increase/(decrease) in net assets from operations	$ 760	$ 833	$ 128	$ 105	$ (8)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 129	$ 177	$ 76	$ 13	$ 31
Policy terminations/withdrawals and charges	(951)	(452)	(243)	(82)	(34)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (822)	$ (275)	$ (167)	$ (69)	$ (3)
INCREASE/(DECREASE) IN NET ASSETS	$ (62)	$ 558	$ (39)	$ 36	$ (11)
NET ASSETS AT BEGINNING OF PERIOD	3,213	3,264	622	472	608
NET ASSETS AT END OF PERIOD	$ 3,151	$ 3,822	$ 583	$ 508	$ 597

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Government Money Market Portfolio Service Class 2		Fidelity VIP Growth Initial Class		Fidelity VIP Growth and Income Initial Class		Fidelity VIP Growth and Income Service Class 2		Fidelity VIP Growth Opportunities Portfolio Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(21)	$	(19)	$	1	$	5	$	(12)
Net realized gains/(losses)		—		478		6		30		147
Change in unrealized gains/(losses)		—		(200)		16		57		(47)
Increase/(decrease) in net assets from operations	$	(21)	$	259	$	23	$	92	$	88
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	271	$	35	$	—	$	15	$	11
Policy terminations/withdrawals and charges		(287)		(285)		—		(28)		(61)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(16)	$	(250)	$	—	$	(13)	$	(50)
INCREASE/(DECREASE) IN NET ASSETS	$	(37)	$	9	$	23	$	79	$	38
NET ASSETS AT BEGINNING OF PERIOD		2,628		1,326		93		379		888
NET ASSETS AT END OF PERIOD	$	2,591	$	1,335	$	116	$	458	$	926

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity Growth Opportunities Portfolio Service Class 2	Fidelity VIP High Income Initial Class	Fidelity VIP Index 500 Portfolio Initial Class	Fidelity VIP Index 500 Portfolio Service Class 2	Fidelity VIP Investment Grade Bond Portfolio Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (13)	$ 2	$ (5)	$ 4	$ —
Net realized gains/(losses)	233	—	529	150	—
Change in unrealized gains/(losses)	(92)	—	318	407	(1)
Increase/(decrease) in net assets from operations	$ 128	$ 2	$ 842	$ 561	$ (1)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 24	$ 1	$ 33	$ 94	$ —
Policy terminations/withdrawals and charges	(186)	(4)	(651)	(254)	(1)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (162)	$ (3)	$ (618)	$ (160)	$ (1)
INCREASE/(DECREASE) IN NET ASSETS	$ (34)	$ (1)	$ 224	$ 401	$ (2)
NET ASSETS AT BEGINNING OF PERIOD	1,248	56	3,359	2,098	9
NET ASSETS AT END OF PERIOD	$ 1,214	$ 55	$ 3,583	$ 2,499	$ 7

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Investment Grade Bond Portfolio Service Class 2	Fidelity VIP Mid Cap Portfolio Initial Class	Fidelity VIP Mid Cap Portfolio Service Class 2	Fidelity VIP Overseas Portfolio Initial Class	Fidelity VIP Value Portfolio Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 14	$ (6)	$ (18)	$ (1)	$ 1
Net realized gains/(losses)	49	116	524	77	65
Change in unrealized gains/(losses)	(76)	34	113	(43)	51
Increase/(decrease) in net assets from operations	$ (13)	$ 144	$ 619	$ 33	$ 117
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 337	$ 4	$ 47	$ 46	$ 5
Policy terminations/withdrawals and charges	(211)	(6)	(248)	(118)	(65)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 126	$ (2)	$ (201)	$ (72)	$ (60)
INCREASE/(DECREASE) IN NET ASSETS	$ 113	$ 142	$ 418	$ (39)	$ 57
NET ASSETS AT BEGINNING OF PERIOD	1,025	607	2,648	202	435
NET ASSETS AT END OF PERIOD	$ 1,138	$ 749	$ 3,066	$ 163	$ 492

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Fidelity VIP Value Strategies Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ (1)	$ 1	$ 3	$ (1)
Net realized gains/(losses)	25	22	22	2	19
Change in unrealized gains/(losses)	49	3	(1)	5	(1)
Increase/(decrease) in net assets from operations	$ 74	$ 24	$ 22	$ 10	$ 17
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 18	$ 61	$ 5	$ 244	$ 11
Policy terminations/withdrawals and charges	(43)	(12)	(130)	(53)	(8)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (25)	$ 49	$ (125)	$ 191	$ 3
INCREASE/(DECREASE) IN NET ASSETS	$ 49	$ 73	$ (103)	$ 201	$ 20
NET ASSETS AT BEGINNING OF PERIOD	247	95	185	—	152
NET ASSETS AT END OF PERIOD	$ 296	$ 168	$ 82	$ 201	$ 172

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

**This fund was opened on April 30, 2021.

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Invesco V.I. Global Real Estate Fund Series I	Invesco V.I. Managed Volatility Fund Series I*	Invesco V.I. Small Cap Equity Fund Series I	Invesco V.I. Technology Fund Series I	Lazard Retirement Emerging Markets Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 8	$ 4	$ (2)	$ (3)	$ 1
Net realized gains/(losses)	(2)	15	22	42	—
Change in unrealized gains/(losses)	93	—	20	8	3
Increase/(decrease) in net assets from operations	$ 99	$ 19	$ 40	$ 47	$ 4
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 13	$ 6	$ 10	$ 13	$ 2
Policy terminations/withdrawals and charges	(107)	(291)	(38)	(14)	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (94)	$ (285)	$ (28)	$ (1)	$ 2
INCREASE/(DECREASE) IN NET ASSETS	$ 5	$ (266)	$ 12	$ 46	$ 6
NET ASSETS AT BEGINNING OF PERIOD	457	266	213	354	106
NET ASSETS AT END OF PERIOD	$ 462	$ —	$ 225	$ 400	$ 112

*This fund was closed on April 30,2021.

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	Lazard Retirement Small Mid Cap Portfolio		MFS Core Equity Portfolio Initial Class		MFS Growth Series Initial Class		MFS Investors Trust Series Initial Class		MFS Research Series Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(3)	$	(3)	$	(17)	$	(2)	$	(1)
Net realized gains/(losses)		27		36		269		24		37
Change in unrealized gains/(losses)		11		37		70		34		(2)
Increase/(decrease) in net assets from operations	$	35	$	70	$	322	$	56	$	34
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	2	$	5	$	31	$	28	$	8
Policy terminations/withdrawals and charges		(42)		(51)		(66)		(49)		(73)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(40)	$	(46)	$	(35)	$	(21)	$	(65)
INCREASE/(DECREASE) IN NET ASSETS	$	(5)	$	24	$	287	$	35	$	(31)
NET ASSETS AT BEGINNING OF PERIOD		207		322		1,465		222		178
NET ASSETS AT END OF PERIOD	$	202	$	346	$	1,752	$	257	$	147

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund Initial Class*
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 10	$ (4)	$ 2	$ (21)	$ (1)
Net realized gains/(losses)	217	110	7	300	7
Change in unrealized gains/(losses)	219	(96)	(12)	(67)	(34)
Increase/(decrease) in net assets from operations	$ 446	$ 10	$ (3)	$ 212	$ (28)
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 123	$ 104	$ 44	$ 98	$ 8
Policy terminations/withdrawals and charges	(568)	(158)	(117)	(373)	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (445)	$ (54)	$ (73)	$ (275)	$ 8
INCREASE/(DECREASE) IN NET ASSETS	$ 1	$ (44)	$ (76)	$ (63)	$ (20)
NET ASSETS AT BEGINNING OF PERIOD	1,935	1,386	533	1,725	212
NET ASSETS AT END OF PERIOD	$ 1,936	$ 1,342	$ 457	$ 1,662	$ 192

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2021

(Amounts in thousands)

	VanEck VIP Global Resources Fund*
INCREASE/(DECREASE) IN NET ASSETS	
Net investment income/(loss)	$ —
Net realized gains/(losses)	—
Change in unrealized gains/(losses)	5
Increase/(decrease) in net assets from operations	$ 5
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS	
Payments received from contract owners	$ —
Policy terminations/withdrawals and charges	—
Contract maintenance fees	—
Increase/(decrease) in net assets from contract transactions	$ —
INCREASE/(DECREASE) IN NET ASSETS	$ 5
NET ASSETS AT BEGINNING OF PERIOD	28
NET ASSETS AT END OF PERIOD	$ 33

*Formerly named VanEck VIP Global Hard Assets Fund - Initial Class.

See accompanying notes to the financial statements.

(1) ORGANIZATION

American National Variable Annuity Separate Account (" the Separate Account") was established on July 30, 1991 under Texas law as a separate investment account of American National Insurance Company ("the Sponsor"). The Separate Account began operations on April 20, 1994. The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support variable annuity products issued by the Sponsor. The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended, as a unit investment trust.

The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support the following variable annuity products issued by the Sponsor:

WealthQuest Variable Annuity II
Investrac Gold Variable Annuity
WealthQuest III Variable Annuity - No Rider
WealthQuest III Variable Annuity - 6 yr Ratchet
WealthQuest III Variable Annuity - 3% Rollup
WealthQuest III Variable Annuity - 5% Rollup
WealthQuest III Group Unallocated Variable Annuity

These financial statements report the results of the subaccounts for the various variable annuity products. As of December 31, 2022, there are 55 active subaccounts within the Separate Account:

Alger Balanced Portfolio - Class I-2	Fidelity VIP Index 500 Portfolio - Service Class 2
Alger Capital Appreciation Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
Alger Growth & Income Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
Alger Large Cap Growth Portfolio - Class I-2	Fidelity VIP Mid Cap Portfolio - Initial Class
Alger Mid Cap Growth Portfolio - Class I-2	Fidelity VIP Mid Cap Portfolio - Service Class 2
Alger Small Cap Growth Portfolio - Class I-2	Fidelity VIP Overseas Portfolio - Initial Class
Federated Hermes Fund for U.S. Government Securities II	Fidelity VIP Value Portfolio - Service Class 2
Federated Hermes High Income Bond Fund II - Primary Shares	Fidelity VIP Value Strategies - Service Class 2
Federated Hermes Kaufmann Fund II - Primary Shares	Invesco V.I. Discovery Mid Cap Growth Fund
Federated Hermes Managed Volatility Fund II - Primary Shares	Invesco V.I. Diversified Dividend Fund - Series I
Federated Hermes Quality Bond Fund II - Primary Shares	Invesco V.I. Health Care Fund - Series I
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Invesco V.I. Global Real Estate Fund - Series I
Fidelity VIP Asset Manager Portfolio - Initial Class	Invesco V.I. Equity and Income Fund
Fidelity VIP Asset Manager Portfolio - Service Class 2	Invesco V.I. Small Cap Equity Fund - Series I
Fidelity VIP Balanced Portfolio - Initial Class	Invesco V.I. Technology Fund - Series I
Fidelity VIP Contrafund Portfolio - Initial Class	Lazard Retirement Emerging Markets Portfolio
Fidelity VIP Contrafund Portfolio - Service Class 2	Lazard Retirement Small-Mid Cap Portfolio
Fidelity VIP Equity-Income Portfolio - Initial Class	MFS Core Equity Portfolio - Initial Class
Fidelity VIP Equity-Income Portfolio - Service Class 2	MFS Growth Series - Initial Class
Fidelity VIP Government Money Market Portfolio - Initial Class	MFS Investors Trust Series - Initial Class
Fidelity VIP Government Money Market Portfolio - Service Class 2	MFS Research Series - Initial Class
Fidelity VIP Growth - Initial Class	T. Rowe Price Equity Income Portfolio
Fidelity VIP Growth and Income - Initial Class	T. Rowe Price International Stock Portfolio
Fidelity VIP Growth and Income - Service Class 2	T. Rowe Price Limited-Term Bond Portfolio
Fidelity VIP Growth Opportunities Portfolio - Initial Class	T. Rowe Price Mid-Cap Growth Portfolio
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	VanEck VIP Emerging Markets Fund - Initial Class
Fidelity VIP High Income - Initial Class	VanEck VIP Global Resources Fund
Fidelity VIP Index 500 Portfolio - Initial Class	

Although not all subaccounts are offered in each product, each of the subaccounts is invested only in a corresponding portfolio of the following mutual fund companies: The Alger Portfolios, Federated Hermes Insurance Series, Fidelity Variable Insurance Products, Invesco Variable Insurance Funds, MFS Variable Insurance Trust, VanEck VIP Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Lazard Retirement Series.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Separate Account have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP"). Separate Account is an investment company and follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the financial statements. Actual results in the future could differ from management's estimates.

Investments - Investments in shares of the separate investment portfolios are stated at fair value. The determination of fair value is based on a three-tier hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National Group's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment

The fair values for the shares of the separate investment portfolios are determined through a quoted market price from each respective portfolio, which meets the level one hierarchy definition. The net asset value for each share is equal to the quoted market price. Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the basis of identified cost. The difference between cost and fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments. Capital gain distributions and dividends from mutual funds are recorded and reinvested upon receipt.

Federal Taxes - The operations of the Separate Account form part of, and are taxed with, the operations of the Sponsor. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the policyholders are not taxed to the Sponsor. As a result, the unit values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts. Accordingly, no provision for income taxes is required in the accompanying financial statements.

(3)   SHARES PURCHASES AND SALES

For the year ended December 31, 2022, the aggregate cost of purchases (including reinvestment of dividend distributions and transfers between mutual fund portfolios) and proceeds from sales of investments in the mutual portfolios were as follows (in thousands):

Sub-account	Purchases	Sales
Alger Balanced Portfolio - Class I-2	$ 28	$ 88
Alger Capital Appreciation Portfolio - Class I-2	32	335
Alger Growth & Income Portfolio - Class I-2	12	70
Alger Large Cap Growth Portfolio - Class I-2	37	48
Alger Mid Cap Growth Portfolio - Class I-2	20	123
Alger Small Cap Growth Portfolio - Class I-2	79	64
Federated Hermes Fund for U.S. Government Securities II	35	25
Federated Hermes High Income Bond Fund II - Primary Shares	44	75
Federated Hermes Kaufmann Fund II - Primary Shares	27	104
Federated Hermes Managed Volatility Fund II - Primary Shares	16	72
Federated Hermes Quality Bond Fund II - Primary Shares	4	50
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	—	25
Fidelity VIP Asset Manager Portfolio - Initial Class	—	40
Fidelity VIP Asset Manager Portfolio - Service Class 2	—	—
Fidelity VIP Balanced Portfolio - Initial Class	—	1
Fidelity VIP Contrafund Portfolio - Initial Class	13	191
Fidelity VIP Contrafund Portfolio - Service Class 2	64	231
Fidelity VIP Equity-Income Portfolio - Initial Class	1	80
Fidelity VIP Equity-Income Portfolio - Service Class 2	33	284
Fidelity VIP Government Money Market Portfolio - Initial Class	4	64
Fidelity VIP Government Money Market Portfolio - Service Class 2	440	726
Fidelity VIP Growth - Initial Class	3	134
Fidelity VIP Growth and Income - Initial Class	—	21
Fidelity VIP Growth and Income - Service Class 2	43	50
Fidelity VIP Growth Opportunities Portfolio - Initial Class	17	58
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	35	69
Fidelity VIP High Income - Initial Class	2	2
Fidelity VIP Index 500 Portfolio - Initial Class	8	298
Fidelity VIP Index 500 Portfolio - Service Class 2	81	88
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	—	1
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	63	49
Fidelity VIP Mid Cap Portfolio - Initial Class	3	55
Fidelity VIP Mid Cap Portfolio - Service Class 2	36	569
Fidelity VIP Overseas Portfolio - Initial Class	2	10
Fidelity VIP Value Portfolio - Service Class 2	2	92
Fidelity VIP Value Strategies - Service Class 2	10	15
Invesco V.I. Discovery Mid Cap Growth Fund*	2	110
Invesco V.I. Diversified Dividend Fund - Series I	4	6
Invesco V.I. Equity and Income Fund**	8	22
Invesco V.I. Health Care Fund - Series I	8	60
Invesco V.I. Global Real Estate Fund - Series I	9	149
Invesco V.I. Small Cap Equity Fund - Series I	5	49
Invesco V.I. Technology Fund - Series I	10	120
Lazard Retirement Emerging Markets Portfolio	—	23
Lazard Retirement Small-Mid Cap Portfolio	—	4
MFS Core Equity Portfolio - Initial Class	6	25
MFS Growth Series - Initial Class	35	322
MFS Investors Trust Series - Initial Class	4	40
MFS Research Series - Initial Class	3	26
T. Rowe Price Equity Income Portfolio	30	334
T. Rowe Price International Stock Portfolio	41	266
T. Rowe Price Limited-Term Bond Portfolio	24	40
T. Rowe Price Mid-Cap Growth Portfolio	4	55
VanEck VIP Emerging Markets Fund - Initial Class	—	18
VanEck VIP Global Resources Fund - Initial Class	—	10
Total	$ 1,387	$ 5,886

(4)   POLICY CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charges - Mortality risk and expense risk charges are assessed daily against the Separate Account net assets. This fee was assessed during 2022 on policies in both the accumulation period and the annuity period, and varied by product as follows:

WealthQuest Variable Annuity II	1.15 %
Investrac Gold Variable Annuity	1.25 %
Group Unallocated Variable Annuity	0.35 %
WealthQuest III Variable Annuity	1.10% (with No Riders, accumulation period)
WealthQuest III Variable Annuity	1.15% (with No Riders, annuity period)
WealthQuest III Variable Annuity	1.20% (with Minimum Guaranteed. Death Benefit Rider, 6 year Ratchet)
WealthQuest III Variable Annuity	1.30% (3% Guaranteed Death Benefit Rider)
WealthQuest III Variable Annuity	1.45% (5% Guaranteed Death Benefit Rider)

Administrative Charges - The Sponsor's administrative charges consist of an annual contract fee and a daily administrative asset fee. The annual contract fee ranges between $0 and $35 and is generally waived for those contract values greater than $50,000. At the time of full surrender, the annual contract fee will be deducted on a pro rata basis. The administrative asset fee ranges between 0.10% and 0.90% annually for all contracts. These charges are deducted through redemption of units of interest from applicable policyholders' accounts. The Group Unallocated Variable Annuity annual administration fees based on total contract value are as follows:

$0 - 500,000	0.90 %
$500,001 - 1,000,000	0.70 %
$1,000,001 - 3,000,000	0.50 %
$3,000,001 - 5,000,000	0.25 %
$5,000,001 and above	— %

The administrative charges are imposed directly and charged directly to the contract owner accounts through the redemption of units.

Surrender Charge - On withdrawals of that portion of the accumulation value representing purchase payments, a surrender charge is imposed based upon the number of contract years from date of issue. The surrender charge ranges from a maximum of 7% to 0% depending upon the product and year of withdrawal. The surrender charge is imposed directly to the contract owner accounts through the redemption of units.

Transfer Charge - A range between $0 and $10 transfer charge is imposed after the first twelve transfers in any one policy year for transfers made among the subaccounts. The transfer charge is imposed directly to the contract owner accounts through the redemption of units.

Premium Charge - Premium taxes for certain jurisdictions are deducted from premiums paid based on state of residence. The Sponsor's current practice is to deduct any state imposed premium tax from purchase payments. If a state only imposes premium taxes upon annuitization, the Sponsor will deduct these taxes from the contract value upon annuitization. The premium charge is imposed directly to the contract owner accounts through the redemption of units.

(5) FINANCIAL HIGHLIGHTS

The Sponsor sells a number of variable annuity products having unique combinations of features and fees that are charged against the policyholder's account balance (see Note 4). Differences in fee structures result in a variety of expense ratios and total returns. The unit value, the expense ratio and the total returns are presented for the product with the lowest and highest expense ratio:

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Alger Balanced Portfolio - Class I-2							
December 31,	2022	170	2.11 to 2.00	388	5.77	1.20 to 1.55	(12.81) to (12.66)
December 31,	2021	196	2.42 to 2.29	503	3.69	1.20 to 1.55	16.91 to 16.24
December 31,	2020	211	2.07 to 1.97	459	1.22	1.20 to 1.55	8.95 to 8.84
December 31,	2019	284	1.81 to 2.24	561	3.82	1.20 to 1.55	17.53 to 19.15
December 31,	2018	347	1.54 to 1.88	592	15.06	1.20 to 1.55	(4.94) to (3.59)
Alger Capital Appreciation Portfolio - Class I-2							
December 31,	2022	234	3.02 to 2.86	776	7.12	1.20 to 1.55	(37.47) to (37.42)
December 31,	2021	311	4.83 to 4.57	1,659	21.32	1.20 to 1.55	17.52 to 17.18
December 31,	2020	343	4.11 to 3.90	1,538	12.79	1.20 to 1.55	40.27 to 39.78
December 31,	2019	472	2.72 to 3.45	1,505	12.13	1.20 to 1.55	31.39 to 33.20
December 31,	2018	500	2.07 to 2.59	1,198	16.42	1.20 to 1.55	(1.85) to (0.38)
Alger Growth & Income Portfolio - Class I-2							
December 31,	2022	148	2.52 to 2.32	394	8.26	1.20 to 1.55	(15.72) to (16.55)
December 31,	2021	169	2.99 to 2.78	531	8.75	1.20 to 1.55	29.44 to 29.30
December 31,	2020	168	2.31 to 2.15	406	1.96	1.20 to 1.55	13.79 to 13.16
December 31,	2019	180	1.90 to 2.35	382	10.00	1.20 to 1.55	27.52 to 29.12
December 31,	2018	225	1.49 to 1.82	378	7.41	1.20 to 1.55	(6.29) to (4.71)
Alger Large Cap Growth Portfolio - Class I-2							
December 31,	2022	305	2.15 to 2.61	677	4.97	1.20 to 1.25	(39.61) to (38.88)
December 31,	2021	308	3.56 to 4.27	1,130	22.73	1.20 to 1.25	10.56 to 11.49
December 31,	2020	317	3.22 to 3.83	1,052	16.32	1.20 to 1.25	65.13 to 66.52
December 31,	2019	349	1.86 to 2.30	702	1.82	1.20 to 1.55	25.68 to 27.07
December 31,	2018	445	1.48 to 1.81	729	17.32	1.20 to 1.55	0.64 to 1.69
Alger Mid Cap Growth Portfolio - Class I-2							
December 31,	2022	243	2.53 to 2.39	642	3.05	1.20 to 1.55	(36.75) to (36.94)
December 31,	2021	278	4.00 to 3.79	1,160	33.02	1.20 to 1.55	2.83 to 2.43
December 31,	2020	307	3.89 to 3.70	1,239	14.55	1.20 to 1.55	62.08 to 62.28
December 31,	2019	320	2.28 to 2.82	792	10.18	1.20 to 1.55	28.09 to 29.95
December 31,	2018	448	1.78 to 2.17	859	12.71	1.20 to 1.55	(8.91) to (7.66)
Alger Small Cap Growth Portfolio - Class I-2							
December 31,	2022	176	2.21 to 2.08	419	19.10	1.20 to 1.55	(38.61) to (39.00)
December 31,	2021	172	3.60 to 3.41	672	30.28	1.20 to 1.55	(7.46) to (7.59)
December 31,	2020	167	3.89 to 3.69	698	8.15	1.20 to 1.55	64.83 to 64.73
December 31,	2019	196	2.21 to 2.77	494	4.64	1.20 to 1.55	27.27 to 28.84
December 31,	2018	290	1.73 to 2.15	584	4.16	1.20 to 1.55	0.00 to 0.94
Federated Hermes Fund for U.S. Government Securities II							
December 31,	2022	216	1.14 to 1.55	302	1.91	1.20 to 1.25	(13.64) to (13.41)
December 31,	2021	210	1.32 to 1.79	338	2.63	1.20 to 1.25	(3.65) to (3.24)
December 31,	2020	284	1.37 to 1.85	466	2.19	1.20 to 1.25	3.79 to 3.93
December 31,	2019	326	1.32 to 1.78	510	2.63	1.20 to 1.55	4.09 to 5.56
December 31,	2018	372	1.26 to 1.71	553	2.48	1.20 to 1.55	(0.79) to 0.00
Federated Hermes High Income Bond Fund II - Primary Shares							
December 31,	2022	347	2.50 to 2.37	936	5.50	1.20 to 1.55	(13.19) to (12.87)
December 31,	2021	358	2.88 to 2.72	1,102	4.75	1.20 to 1.55	3.60 to 3.03
December 31,	2020	410	2.78 to 2.64	1,213	6.00	1.20 to 1.55	4.12 to 3.94
December 31,	2019	476	2.54 to 3.14	1,361	6.34	1.20 to 1.55	12.89 to 14.18
December 31,	2018	500	2.25 to 2.75	1,256	8.17	1.20 to 1.55	(4.66) to (3.51)

		Units	Unit Fair Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest	(000s)	Income Ratio	Lowest to Highest	Lowest to Highest
Federated Hermes Kaufmann Fund II - Primary Shares							
December 31,	2022	73	3.43 to 3.99	264	13.68	1.20 to 1.25	(30.85) to (30.24)
December 31,	2021	91	4.96 to 5.72	489	6.42	1.20 to 1.25	1.22 to 2.14
December 31,	2020	92	4.90 to 5.60	483	9.35	1.20 to 1.25	27.27 to 28.44
December 31,	2019	100	3.66 to 4.36	412	7.50	1.20 to 1.55	31.65 to 33.33
December 31,	2018	149	2.91 to 3.27	468	6.59	1.20 to 1.55	2.37 to 3.48
Federated Hermes Managed Volatility Fund II - Primary Shares							
December 31,	2022	146	1.85 to 2.23	302	26.87	1.20 to 1.25	(14.75) to (14.23)
December 31,	2021	171	2.17 to 2.60	415	1.60	1.20 to 1.25	17.30 to 18.18
December 31,	2020	143	1.85 to 2.20	287	2.84	1.20 to 1.25	(0.54) to 0.46
December 31,	2019	163	1.77 to 2.19	324	2.06	1.20 to 1.55	18.00 to 19.67
December 31,	2018	211	1.50 to 1.83	355	3.03	1.20 to 1.55	(9.77) to (8.50)
Federated Hermes Quality Bond Fund II - Primary Shares							
December 31,	2022	63	1.43 to 1.37	92	4.31	1.20 to 1.55	(10.63) to (10.46)
December 31,	2021	91	1.60 to 1.53	151	3.84	1.20 to 1.55	(2.44) to (3.16)
December 31,	2020	142	1.64 to 1.58	250	3.35	1.20 to 1.55	6.49 to 6.76
December 31,	2019	217	1.48 to 1.77	367	3.13	1.20 to 1.55	7.25 to 9.26
December 31,	2018	216	1.38 to 1.62	336	3.89	1.20 to 1.55	(2.13) to (1.22)
Fidelity VIP Asset Manager Growth Portfolio - Initial Class							
December 31,	2022	118	2.50 to 3.60	330	8.41	1.25 to 1.40	(18.03) to (18.00)
December 31,	2021	125	3.05 to 4.39	430	2.80	1.25 to 1.40	12.55 to 12.56
December 31,	2020	135	2.71 to 3.90	423	2.46	1.25 to 1.40	15.81 to 15.38
December 31,	2019	139	2.34 to 3.38	379	6.92	1.25 to 1.40	21.15 to 21.24
December 31,	2018	155	1.93 to 2.79	344	5.25	1.25 to 1.40	(8.82) to (8.53)
Fidelity VIP Asset Manager Portfolio - Initial Class							
December 31,	2022	51	2.51 to 3.69	141	9.73	1.25 to 1.40	(16.05) to (16.14)
December 31,	2021	63	2.99 to 4.40	210	1.43	1.25 to 1.40	8.33 to 8.37
December 31,	2020	109	2.76 to 4.06	323	3.11	1.25 to 1.40	13.58 to 13.09
December 31,	2019	112	2.43 to 3.59	293	6.05	1.25 to 1.40	16.83 to 16.94
December 31,	2018	121	2.08 to 3.07	269	4.93	1.25 to 1.40	(6.73) to (6.69)
Fidelity VIP Asset Manager Portfolio - Service Class 2							
December 31,	2022	—	2.33	—	8.71	1.25	(15.27)
December 31,	2021	—	2.75	—	2.01	1.25	9.56
December 31,	2020	—	2.51	—	—	1.25	14.61
December 31,	2019	—	2.19	—	—	1.25	17.11
December 31,	2018	—	1.87	—	—	1.25	(5.56)
Fidelity VIP Balanced Portfolio - Initial Class							
December 31,	2022	5	2.80	15	7.21	1.25	(19.08)
December 31,	2021	6	3.46	20	8.04	1.25	16.50
December 31,	2020	6	2.97	17	—	1.25	20.73
December 31,	2019	6	2.46	14	7.69	1.40	23.00
December 31,	2018	6	2.00	12	8.33	1.40	(5.66)
Fidelity VIP Contrafund Portfolio - Initial Class							
December 31,	2022	305	5.72 to 9.79	2,126	5.20	1.25 to 1.40	(27.32)
December 31,	2021	323	7.87 to 13.47	3,151	11.93	1.25 to 1.40	26.32 to 26.01
December 31,	2020	417	6.23 to 10.69	3,213	0.75	1.25 to 1.40	28.99 to 28.80
December 31,	2019	430	4.83 to 8.30	2,575	12.08	1.25 to 1.40	29.69 to 29.84
December 31,	2018	461	3.72 to 6.40	2,159	9.13	1.25 to 1.40	(7.65) to (7.46)
Fidelity VIP Contrafund Portfolio - Service Class 2							
December 31,	2022	655	3.78 to 3.57	2,628	5.15	1.20 to 1.55	(27.31) to (27.59)
December 31,	2021	691	5.20 to 4.93	3,822	12.54	1.20 to 1.55	25.60 to 25.45
December 31,	2020	747	4.14 to 3.93	3,264	0.63	1.20 to 1.55	28.57 to 28.43
December 31,	2019	1,074	3.03 to 3.78	3,709	11.68	1.20 to 1.55	22.18 to 30.80
December 31,	2018	1,248	2.37 to 2.89	3,326	10.25	1.20 to 1.55	(8.14) to (7.07)

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Fair Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest	(000s)	Income Ratio	Lowest to Highest	Lowest to Highest
Fidelity VIP Equity-Income Portfolio - Initial Class							
December 31,	2022	70	6.74	469	5.13	1.40	(6.26)
December 31,	2021	81	7.19	583	12.26	1.40	23.12
December 31,	2020	107	5.84	622	6.39	1.40	5.23
December 31,	2019	109	5.55	605	8.54	1.40	25.57
December 31,	2018	118	4.42	519	7.29	1.40	(9.43)
Fidelity VIP Equity-Income Portfolio - Service Class 2							
December 31,	2022	81	2.80 to 2.64	240	4.74	1.20 to 1.55	(6.67) to (6.71)
December 31,	2021	166	2.95 to 2.83	508	12.92	1.20 to 1.55	23.43 to 23.04
December 31,	2020	190	2.39 to 2.30	472	6.30	1.20 to 1.55	4.82 to 4.55
December 31,	2019	218	2.20 to 2.62	506	8.46	1.20 to 1.55	25.00 to 26.57
December 31,	2018	281	1.76 to 2.07	534	7.38	1.20 to 1.55	(9.80) to (8.81)
Fidelity VIP Government Money Market Portfolio - Initial Class							
December 31,	2022	418	1.28	536	1.38	1.40	—
December 31,	2021	466	1.28	597	0.01	1.40	(1.54)
December 31,	2020	468	1.30	608	0.32	1.40	(0.76)
December 31,	2019	493	1.31	647	1.99	1.40	-
December 31,	2018	507	1.31	661	1.61	1.40	0.77
Fidelity VIP Government Money Market Portfolio - Service Class 2							
December 31,	2022	2,457	0.89 to 0.86	2,315	1.25	1.20 to 1.55	0.00 to -1.15
December 31,	2021	2,741	0.89 to 0.87	2,591	0.01	1.20 to 1.55	(1.11) to (1.14)
December 31,	2020	2,762	0.90 to 0.88	2,628	0.23	1.20 to 1.55	(1.10) to (1.12)
December 31,	2019	2,813	0.89 to 1.00	2,702	1.86	1.20 to 1.55	0.00 to 1.10
December 31,	2018	3,127	0.89 to 0.99	2,985	1.40	1.20 to 1.55	0.00 to 1.02
Fidelity VIP Growth - Initial Class							
December 31,	2022	91	9.67	884	8.40	1.40	(25.50)
December 31,	2021	103	12.98	1,335	20.60	1.40	21.54
December 31,	2020	124	10.68	1,326	9.52	1.40	41.83
December 31,	2019	136	7.53	1,027	6.89	1.40	32.57
December 31,	2018	162	5.68	919	15.13	1.40	(1.56)
Fidelity VIP Growth and Income - Initial Class							
December 31,	2022	29	2.96	86	3.10	1.40	(6.33)
December 31,	2021	37	3.16	116	6.91	1.40	23.92
December 31,	2020	37	2.55	93	8.04	1.40	6.69
December 31,	2019	45	2.39	107	11.58	1.40	27.81
December 31,	2018	45	1.87	83	5.68	1.40	(10.10)
Fidelity VIP Growth and Income - Service Class 2							
December 31,	2022	120	3.38 to 3.93	421	3.55	1.20 to 1.25	(6.37) to (5.53)
December 31,	2021	124	3.61 to 4.16	458	6.83	1.20 to 1.25	24.05 to 25.30
December 31,	2020	128	2.91 to 3.32	379	6.99	1.20 to 1.25	6.20 to 7.10
December 31,	2019	137	2.60 to 2.91	379	12.47	1.20 to 1.55	27.45 to 29.17
December 31,	2018	161	2.14 to 2.40	359	6.87	1.20 to 1.55	(10.08) to (9.43)
Fidelity VIP Growth Opportunities Portfolio - Initial Class							
December 31,	2022	126	4.28	539	20.09	1.25	(38.94)
December 31,	2021	132	7.01	926	9.18	1.25	10.39
December 31,	2020	140	6.35	888	5.88	1.25	66.67
December 31,	2019	163	2.83 to 3.81	615	8.97	1.25 to 1.40	39.05 to 39.41
December 31,	2018	183	2.74	500	6.27	1.25 to 1.40	10.93
Fidelity VIP Growth Opportunities Portfolio - Service Class 2							
December 31,	2022	203	3.33 to 4.03	709	20.07	1.20 to 1.25	(39.12) to (38.47)
December 31,	2021	210	5.47 to 6.55	1,214	9.09	1.20 to 1.25	10.28 to 11.21
December 31,	2020	238	4.96 to 5.89	1,248	5.72	1.20 to 1.25	65.89 to 67.81
December 31,	2019	266	1.07 to 3.51	843	8.25	1.20 to 1.55	(50.23) to 39.84
December 31,	2018	274	2.15 to 2.51	636	6.97	1.20 to 1.55	10.61 to 12.05

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP High Income - Initial Class							
December 31,	2022	19	2.56	48	5.18	1.40	(12.63)
December 31,	2021	19	2.93	55	5.36	1.40	2.81
December 31,	2020	20	2.85	56	5.77	1.40	1.42
December 31,	2019	19	2.81	54	6.00	1.40	13.31
December 31,	2018	19	2.48	46	6.12	1.40	(4.62)
Fidelity VIP Index 500 Portfolio - Initial Class							
December 31,	2022	398	4.43 to 9.28	2,611	2.22	1.25 to 1.40	(19.16) to (19.37)
December 31,	2021	448	5.48 to 11.51	3,583	1.95	1.25 to 1.40	26.85 to 26.76
December 31,	2020	549	4.32 to 9.08	3,359	2.05	1.25 to 1.40	16.76 to 16.56
December 31,	2019	589	3.70 to 7.79	3,061	3.50	1.25 to 1.40	29.62 to 29.82
December 31,	2018	641	2.85 to 6.01	2,601	2.46	1.25 to 1.40	(5.80) to (5.63)
Fidelity VIP Index 500 Portfolio - Service Class 2							
December 31,	2022	648	2.84 to 2.69	2,015	2.00	1.20 to 1.55	(19.55) to (19.70)
December 31,	2021	652	3.53 to 3.35	2,499	1.77	1.20 to 1.55	26.52 to 26.42
December 31,	2020	697	2.79 to 2.65	2,098	1.77	1.20 to 1.55	16.25 to 16.23
December 31,	2019	877	1.96 to 2.82	2,227	3.27	1.20 to 1.55	5.95 to 30.56
December 31,	2018	1,009	1.77 to 2.16	1,995	2.14	1.20 to 1.55	(6.35) to (4.85)
Fidelity VIP Investment Grade Bond Portfolio - Initial Class							
December 31,	2022	2	2.50	5	7.66	1.40	(14.09)
December 31,	2021	3	2.91	7	4.64	1.40	(2.02)
December 31,	2020	3	2.97	9	—	1.40	8.00
December 31,	2019	3	2.75	9	—	1.40	8.27
December 31,	2018	4	2.54	9	—	1.40	(1.93)
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2							
December 31,	2022	643	1.34 to 1.59	996	7.50	1.20 to 1.25	(14.65) to (13.59)
December 31,	2021	635	1.57 to 1.84	1,138	4.61	1.20 to 1.25	(1.88) to (1.08)
December 31,	2020	566	1.60 to 1.86	1,025	2.77	1.20 to 1.25	7.38 to 8.77
December 31,	2019	374	1.43 to 1.71	610	2.48	1.20 to 1.55	7.52 to 8.92
December 31,	2018	396	1.33 to 1.57	599	2.88	1.20 to 1.55	(2.21) to (1.26)
Fidelity VIP Mid Cap Portfolio - Initial Class							
December 31,	2022	73	7.95	577	6.83	1.40	(15.87)
December 31,	2021	79	9.45	749	16.69	1.40	23.85
December 31,	2020	80	7.63	607	0.60	1.40	16.49
December 31,	2019	82	6.55	536	12.03	1.40	21.75
December 31,	2018	89	5.38	478	10.17	1.40	(15.67)
Fidelity VIP Mid Cap Portfolio - Service Class 2							
December 31,	2022	372	5.22 to 4.94	2,064	7.08	1.20 to 1.55	(16.08) to (16.27)
December 31,	2021	464	6.22 to 5.90	3,066	16.76	1.20 to 1.55	23.66 to 23.43
December 31,	2020	498	5.03 to 4.78	2,648	0.39	1.20 to 1.55	16.44 to 16.02
December 31,	2019	685	3.36 to 5.08	3,160	11.61	1.20 to 1.55	(5.95) to 23.00
December 31,	2018	785	3.40 to 4.13	2,990	10.10	1.20 to 1.55	(16.08) to (15.20)
Fidelity VIP Overseas Portfolio - Initial Class							
December 31,	2022	40	2.79	111	1.94	1.40	(25.60)
December 31,	2021	43	3.75	163	7.47	1.40	18.30
December 31,	2020	64	3.17	202	1.14	1.40	14.03
December 31,	2019	65	2.78	181	5.37	1.40	25.79
December 31,	2018	70	2.21	154	1.78	1.40	(15.97)

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Value Portfolio - Service Class 2							
December 31,	2022	125	3.00 to 2.87	380	4.67	1.20 to 1.55	(5.36) to (5.59)
December 31,	2021	152	3.17 to 3.04	492	12.36	1.20 to 1.55	27.82 to 27.73
December 31,	2020	173	2.48 to 2.38	435	5.11	1.20 to 1.55	4.64 to 4.39
December 31,	2019	142	2.15 to 2.72	336	7.58	1.20 to 1.55	18.13 to 31.40
December 31,	2018	185	1.76 to 2.07	350	6.87	1.20 to 1.55	(15.38) to (14.46)
Fidelity VIP Value Strategies - Service Class 2							
December 31,	2022	75	3.31 to 3.17	267	5.47	1.20 to 1.55	(8.56) to (8.65)
December 31,	2021	77	3.62 to 3.47	296	9.68	1.20 to 1.55	31.64 to 31.44
December 31,	2020	85	2.75 to 2.64	247	9.56	1.20 to 1.55	6.59 to 6.02
December 31,	2019	153	2.49 to 2.97	428	9.86	1.20 to 1.55	32.31 to 33.78
December 31,	2018	173	1.88 to 2.22	363	5.35	1.20 to 1.55	(18.97) to (17.78)
Invesco V.I. Discovery Mid Cap Growth Fund*							
December 31,	2022	1	23.36 to 25.59	12	5.02	1.20 to 1.25	(31.80) to (31.23)
December 31,	2021	5	34.25 to 37.21	168	11.43	1.20 to 1.25	17.70 to 18.69
December 31,	2020	3	29.10 to 31.35	95	—	1.20 to 1.25	44.70 to 45.54
December 31,	2019	—	—	—	—	—	—
December 31,	2018	—	—	—	—	—	—
Invesco V.I. Diversified Dividend Fund - Series I							
December 31,	2022	1	62.09 to 68.80	78	13.92	1.20 to 1.25	(2.85) to (2.02)
December 31,	2021	1	63.91 to 70.22	82	1.89	1.20 to 1.55	17.48 to 18.47
December 31,	2020	3	54.40 to 52.72	185	6.39	1.20 to 1.55	(1.07) to (1.40)
December 31,	2019	3	53.47 to 59.39	195	8.91	1.20 to 1.55	23.17 to 24.64
December 31,	2018	4	43.41 to 47.65	164	5.22	1.20 to 1.55	(9.01) to (7.89)
Invesco V.I. Equity and Income Fund**							
December 31,	2022	83	1.93 to 1.83	170	14.25	1.20 to 1.55	(8.96)
December 31,	2021	89	2.12 to 2.01	201	2.81	1.20 to 1.55	—
December 31,	2020	—	—	—	—	—	—
December 31,	2019	—	—	—	—	—	—
December 31,	2018	—	—	—	—	—	—
Invesco V.I. Health Care Fund - Series I							
December 31,	2022	26	3.36 to 3.11	95	10.69	1.20 to 1.55	(14.29) to (14.79)
December 31,	2021	40	3.92 to 3.65	172	11.20	1.20 to 1.55	10.73 to 10.61
December 31,	2020	40	3.47 to 3.30	152	1.85	1.20 to 1.55	13.03 to 12.63
December 31,	2019	67	2.93 to 3.60	217	1.57	1.20 to 1.55	30.64 to 31.87
December 31,	2018	160	2.24 to 2.73	419	18.88	1.20 to 1.55	(0.88) to 0.74
Invesco V.I. Global Real Estate Fund - Series I							
December 31,	2022	69	3.18 to 3.01	223	2.17	1.20 to 1.55	(25.87) to (26.04)
December 31,	2021	101	4.29 to 4.07	462	2.60	1.20 to 1.55	23.99 to 23.71
December 31,	2020	123	3.46 to 3.29	457	7.23	1.20 to 1.55	(13.28) to (13.65)
December 31,	2019	141	3.81 to 4.69	600	4.53	1.20 to 1.55	20.95 to 22.45
December 31,	2018	156	3.15 to 3.83	549	4.52	1.20 to 1.55	(7.35) to (6.36)
Invesco V.I. Managed Volatility Fund - Series I**							
December 31,	2022	—	—	—	—	—	—
December 31,	2021	—	—	—	1.76	1.20 to 1.55	—
December 31,	2020	129	1.88 to 1.79	266	4.07	1.20 to 1.55	(2.59) to (3.24)
December 31,	2019	160	1.85 to 2.27	332	5.15	1.20 to 1.55	16.97 to 18.23
December 31,	2018	164	1.58 to 1.92	289	5.17	1.20 to 1.55	(12.23) to (11.52)

*This fund was opened on April 30, 2020.

**This fund was opened on April 30, 2021.

***This fund closed on April 30, 2021.

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Invesco V.I. Small Cap Equity Fund - Series I							
December 31,	2022	54	2.47 to 2.92	136	15.92	1.20 to 1.25	(21.59) to (20.87)
December 31,	2021	68	3.15 to 3.69	225	5.40	1.20 to 1.25	19.32 to 20.20
December 31,	2020	77	2.64 to 3.07	213	8.62	1.20 to 1.25	25.71 to 26.86
December 31,	2019	128	2.06 to 2.42	285	13.38	1.20 to 1.55	24.85 to 26.04
December 31,	2018	173	0.00 to 1.92	313	5.65	1.20 to 1.55	(16.24) to 0.00
Invesco V.I. Technology Fund - Series I							
December 31,	2022	89	1.63 to 1.93	154	30.42	1.20 to 1.25	(40.73) to (40.06)
December 31,	2021	135	2.75 to 3.22	400	9.54	1.20 to 1.25	13.17 to 13.78
December 31,	2020	136	2.38 to 2.83	354	8.76	1.20 to 1.25	44.24 to 45.88
December 31,	2019	183	1.58 to 1.94	321	10.34	1.20 to 1.55	33.90 to 35.66
December 31,	2018	225	1.18 to 1.43	298	3.77	1.20 to 1.55	(1.67) to (0.69)
Lazard Retirement Emerging Markets Portfolio							
December 31,	2022	23	3.20	74	3.17	1.25	(16.23)
December 31,	2021	29	3.82	112	1.87	1.25	4.09
December 31,	2020	29	3.67	106	2.25	1.25	(2.39)
December 31,	2019	29	3.76	108	0.94	1.25	16.77
December 31,	2018	32	3.22	104	1.68	1.25	(19.70)
Lazard Retirement Small-Mid Cap Portfolio							
December 31,	2022	37	4.46	164	26.27	1.25	(16.48)
December 31,	2021	38	5.34	202	0.16	1.25	18.40
December 31,	2020	46	4.51	207	7.62	1.25	5.37
December 31,	2019	45	4.28	192	2.24	1.25	28.14
December 31,	2018	50	3.34	165	10.70	1.25	(14.14)
MFS Core Equity Portfolio - Initial Class							
December 31,	2022	6	46.61 to 49.80	265	11.46	1.20 to 1.25	(18.25) to (17.56)
December 31,	2021	6	57.02 to 60.41	346	7.70	1.20 to 1.25	23.81 to 24.89
December 31,	2020	7	46.06 to 48.37	322	5.92	1.20 to 1.25	17.29 to 18.29
December 31,	2019	7	38.62 to 40.89	282	14.20	1.20 to 1.55	31.14 to 32.72
December 31,	2018	8	29.78 to 30.81	239	11.39	1.20 to 1.55	(5.04) to 4.17
MFS Growth Series - Initial Class							
December 31,	2022	270	2.36 to 2.80	924	9.77	1.20 to 1.25	(32.57) to (31.87)
December 31,	2021	341	3.50 to 7.55	1,752	13.66	1.20 to 1.25	22.38 to 21.97
December 31,	2020	348	2.86 to 6.19	1,465	6.45	1.20 to 1.25	30.00 to 30.32
December 31,	2019	388	2.06 to 4.75	1,258	9.06	1.20 to 1.55	35.53 to 38.04
December 31,	2018	458	1.52 to 3.48	1,059	7.20	1.20 to 1.55	1.16 to 2.22
MFS Investors Trust Series - Initial Class							
December 31,	2022	55	3.02 to 3.57	179	12.47	1.20 to 1.25	(17.49) to (16.78)
December 31,	2021	64	3.66 to 4.29	257	3.59	1.20 to 1.25	25.34 to 26.18
December 31,	2020	70	2.92 to 3.40	222	4.08	1.20 to 1.25	12.31 to 13.71
December 31,	2019	71	2.42 to 2.99	200	5.95	1.20 to 1.55	29.41 to 31.14
December 31,	2018	78	2.00 to 2.28	170	5.73	1.20 to 1.55	(6.87) to (5.79)
MFS Research Series - Initial Class							
December 31,	2022	29	2.64 to 3.62	98	11.79	1.20 to 1.25	(18.27) to (18.28)
December 31,	2021	36	3.23 to 4.43	147	5.39	1.20 to 1.25	23.28 to 23.40
December 31,	2020	52	2.62 to 3.59	178	4.28	1.20 to 1.25	14.91 to 15.06
December 31,	2019	57	2.18 to 3.12	169	11.04	1.20 to 1.55	31.03 to 32.51
December 31,	2018	62	1.74 to 2.38	139	12.16	1.20 to 1.55	(5.56) to (4.69)
T. Rowe Price Equity Income Portfolio							
December 31,	2022	408	3.52 to 3.33	1,549	6.49	1.20 to 1.25	(4.61) to (4.86)
December 31,	2021	488	3.69 to 3.50	1,936	8.03	1.20 to 1.55	23.83 to 23.67
December 31,	2020	613	2.98 to 2.83	1,935	4.64	1.20 to 1.55	0.00 to (0.35)
December 31,	2019	734	2.84 to 3.51	2,337	8.33	1.20 to 1.55	24.56 to 25.81
December 31,	2018	868	2.28 to 2.79	2,226	9.82	1.20 to 1.55	(10.94) to (9.71)

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Fair Value Lowest to Highest	Net Assets (000s)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
T. Rowe Price International Stock Portfolio							
December 31,	2022	584	1.37 to 1.29	917	3.01	1.20 to 1.55	(16.46) to (17.31)
December 31,	2021	724	1.64 to 1.56	1,342	6.87	1.20 to 1.55	0.00 to 0.00
December 31,	2020	752	1.64 to 1.56	1,386	5.01	1.20 to 1.55	12.33 to 12.23
December 31,	2019	813	1.39 to 2.08	1,317	6.08	1.20 to 1.55	25.42 to 27.61
December 31,	2018	1,046	1.10 to 1.65	1,346	10.43	1.20 to 1.55	(15.44) to (14.65)
T. Rowe Price Limited-Term Bond Portfolio							
December 31,	2022	286	1.34 to 1.27	416	2.10	1.20 to 1.55	(6.29) to (5.93)
December 31,	2021	297	1.43 to 1.35	457	1.91	1.20 to 1.55	(0.69) to (1.46)
December 31,	2020	339	1.44 to 1.37	533	1.95	1.20 to 1.55	2.86 to 3.01
December 31,	2019	486	1.33 to 1.64	751	2.25	1.20 to 1.55	2.90 to 3.80
December 31,	2018	510	1.29 to 1.58	763	2.07	1.20 to 1.55	(0.77) to 0.64
T. Rowe Price Mid-Cap Growth Portfolio							
December 31,	2022	157	5.41 to 8.59	1,218	2.88	1.20 to 1.55	(23.59) to (23.58)
December 31,	2021	165	7.08 to 11.24	1,662	10.04	1.20 to 1.55	13.28 to 13.42
December 31,	2020	198	6.25 to 5.93	1,725	7.62	1.20 to 1.55	22.31 to 21.77
December 31,	2019	225	4.87 to 8.10	1,600	7.68	1.20 to 1.55	29.42 to 30.65
December 31,	2018	243	3.76 to 6.25	1,342	13.50	1.20 to 1.55	(3.59) to (2.34)
VanEck VIP Emerging Markets Fund - Initial Class							
December 31,	2022	44	2.89	127	19.17	1.25	(25.32)
December 31,	2021	50	3.87	192	3.18	1.25	(12.84)
December 31,	2020	48	4.44	212	5.13	1.25	15.63
December 31,	2019	48	3.84	185	3.27	1.25	29.29
December 31,	2018	61	2.97	182	0.47	1.25	(24.62)
VanEck VIP Global Resources Fund							
December 31,	2022	8	2.99	25	1.57	1.25	7.17
December 31,	2021	12	2.79	33	0.44	1.25	17.23
December 31,	2020	12	2.38	28	—	1.25	17.82
December 31,	2019	11	2.02	21	—	1.25	10.38
December 31,	2018	10	1.83	18	—	1.25	(29.07)

[1]   These ratios represent the dividends, excluding distributions of realized gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

[2]   These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract holder accounts through the redemption of units and expenses of the underlying fund are excluded.

[3]   These ratios represent the total return, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(6) UNIT CHANGES

The changes in units outstanding for the periods ended December 31, 2022 and December 31, 2021 were as follows:

		2021			2022		
Fund	December 31, 2020 Units Outstanding	Units Purchased	Units Redeemed	December 31, 2021 Units Outstanding	Units Purchased	Units Redeemed	December 31, 2022 Units Outstanding
Alger Balanced Portfolio - Class I-2	210,605	8,439	23,226	195,818	10,623	36,282	170,159
Alger Capital Appreciation Portfolio - Class I-2	343,376	13,091	45,366	311,101	8,229	85,096	234,234
Alger Growth & Income Portfolio - Class I-2	168,434	8,246	7,330	169,350	4,201	25,672	147,879
Alger Large Cap Growth Portfolio - Class I-2	317,142	7,148	16,308	307,982	14,396	17,646	304,732
Alger Mid Cap Growth Portfolio - Class I-2	307,457	5,471	34,954	277,974	6,694	41,378	243,290
Alger Small Cap Growth Portfolio - Class I-2	166,517	10,883	5,014	172,386	26,246	22,737	175,895
Federated Hermes Fund for U.S. Government Securities II	284,423	53,343	128,182	209,584	23,624	17,376	215,832
Federated Hermes High Income Bond Fund II - Primary Shares	410,104	19,525	71,332	358,297	14,219	25,719	346,797
Federated Hermes Kaufmann Fund II - Primary Shares	92,035	5,892	6,581	91,346	6,916	25,398	72,864
Federated Hermes Managed Volatility Fund II - Primary Shares	142,522	54,367	26,373	170,516	6,975	31,824	145,667
Federated Quality Bond Fund II - Primary Shares	141,545	2,592	52,959	91,178	2,450	30,551	63,077
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	135,273	857	11,099	125,031	—	6,953	118,078
Fidelity VIP Asset Manager Portfolio - Initial Class	109,440	544	46,698	63,286	113	12,399	51,000
Fidelity VIP Asset Manager Portfolio - Service Class 2	31	—	—	31	—	—	31
Fidelity VIP Balanced Portfolio - Initial Class	5,852	—	197	5,655	—	249	5,406
Fidelity VIP Contrafund Portfolio - Initial Class	417,055	10,464	104,616	322,903	1,677	19,606	304,974
Fidelity VIP Contrafund Portfolio - Service Class 2	747,133	33,816	90,066	690,883	14,347	50,472	654,758
Fidelity VIP Equity-Income Portfolio - Initial Class	106,542	10,885	36,378	81,049	175	11,636	69,588
Fidelity VIP Equity-Income Portfolio - Service Class 2	189,625	4,857	28,218	166,264	9,761	95,067	80,958
Fidelity VIP Government Money Market Portfolio - Initial Class	467,648	24,549	26,563	465,634	2,979	50,389	418,224
Fidelity VIP Government Money Market Portfolio - Service Class 2	2,762,393	281,244	302,432	2,741,205	479,704	763,472	2,457,437
Fidelity VIP Growth - Initial Class	124,132	3,064	24,365	102,831	317	11,767	91,381
Fidelity VIP Growth and Income - Initial Class	36,608	—	5	36,603	—	7,438	29,165
Fidelity VIP Growth and Income - Service Class 2	127,828	4,186	8,086	123,928	10,779	14,967	119,740
Fidelity VIP Growth Opportunities Portfolio - Initial Class	139,920	1,419	9,385	131,954	3,835	10,110	125,679
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	238,201	4,261	32,304	210,158	8,792	15,683	203,267
Fidelity VIP High Income - Initial Class	19,583	517	1,261	18,839	562	803	18,598
Fidelity VIP Index 500 Portfolio - Initial Class	549,437	3,584	105,012	448,009	831	51,069	397,771
Fidelity VIP Index 500 Portfolio - Service Class 2	696,843	25,951	71,272	651,522	22,179	25,883	647,818
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	2,877	—	351	2,526	—	356	2,170
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	566,135	184,843	116,035	634,943	37,173	29,420	642,696
Fidelity VIP Mid Cap Portfolio - Initial Class	79,552	351	655	79,248	393	7,035	72,606
Fidelity VIP Mid Cap Portfolio - Service Class 2	497,836	7,159	40,630	464,365	5,855	97,984	372,236
Fidelity VIP Overseas Portfolio - Initial Class	63,786	12,650	33,019	43,417	565	4,060	39,922
Fidelity VIP Value Portfolio - Service Class 2	172,874	1,492	21,943	152,423	728	28,645	124,506
Fidelity VIP Value Strategies - Service Class 2	85,377	4,577	12,989	76,965	2,633	4,212	75,386
Invesco V.I. Discovery Mid Cap Growth Fund	3,078	1,828	366	4,540	85	4,100	525
Invesco V.I. Diversified Dividend Fund - Series I	3,307	80	2,174	1,213	55	89	1,179
Invesco V.I. Equity and Income Fund	—	111,080	21,853	89,227	3,482	9,274	83,435
Invesco V.I. Health Care Fund - Series I	39,793	2,352	2,236	39,909	1,934	15,875	25,968
Invesco V.I. Global Real Estate Fund - Series I	122,539	2,872	24,840	100,571	2,669	33,907	69,333
Invesco V.I. Managed Volatility Fund - Series I	128,648	2,429	131,077	—	—	—	—
Invesco V.I. Small Cap Equity Fund - Series I	76,605	2,744	11,361	67,988	1,716	15,570	54,134
Invesco V.I. Technology Fund - Series I	136,467	4,019	5,108	135,378	4,226	50,705	88,899
Lazard Retirement Emerging Markets Portfolio	28,985	299	22	29,262	—	6,125	23,137
Lazard Retirement Small-Mid Cap Portfolio	45,762	335	8,292	37,805	—	983	36,822
MFS Core Equity Portfolio - Initial Class	6,955	96	982	6,069	109	510	5,668
MFS Growth Series - Initial Class	348,366	8,751	16,097	341,020	10,849	81,522	270,347
MFS Investors Trust Series - Initial Class	69,564	7,454	12,700	64,318	1,165	10,968	54,515
MFS Research Series - Initial Class	52,028	2,055	18,525	35,558	745	7,601	28,702
T. Rowe Price Equity Income Portfolio	613,183	32,806	158,298	487,691	7,717	87,722	407,686
T. Rowe Price International Stock Portfolio	751,843	55,869	83,402	724,310	24,410	164,625	584,095
T. Rowe Price Limited-Term Bond Portfolio	339,381	28,044	70,664	296,761	14,966	25,819	285,908
T. Rowe Price Mid-Cap Growth Portfolio	198,272	11,634	45,160	164,746	605	8,633	156,718
VanEck VIP Emerging Markets Fund - Initial Class	47,660	1,989	76	49,573	—	5,526	44,047
VanEck VIP Global Resources Fund	11,920	—	94	11,826	—	3,461	8,365
Total	**13,950,497**	**1,087,003**	**2,154,531**	**12,882,969**	**802,704**	**2,212,369**	**11,473,304**

(7)   SUBSEQUENT EVENTS

The Separate Account evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.